Exhibit (a)(5)(P)

May 13, 2019

Tesla Announces Offer Consideration for Previously Announced Offer to Exchange

Maxwell Technologies Common Stock for Tesla Common Stock

PALO ALTO, Calif, May 13, 2019 – Tesla, Inc. (NASDAQ: TSLA) today announced the final offer consideration for its previously announced offer to exchange all outstanding shares of common stock of Maxwell Technologies, Inc. for shares of Tesla common stock. Based on the terms of the previously announced merger agreement between Tesla and Maxwell, as well as the terms and conditions set forth in Tesla’s exchange offer materials and related letter of transmittal, if the exchange offer is completed on its currently scheduled expiration date, each share of Maxwell common stock that is validly tendered in the offer and not withdrawn prior to the expiration date of the offer will be entitled to receive 0.0193 of a share of Tesla common stock, together with cash in lieu of any fractional shares of Tesla common stock, without interest and less any applicable withholding taxes.

Tesla’s exchange offer is scheduled to expire at 11:59 p.m., Eastern Time, on May 15, 2019, unless it is further extended or earlier terminated in accordance with the merger agreement between Tesla and Maxwell. The completion of the offer remains subject to customary closing conditions.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on current expectations, estimates and forecasts, as well as the beliefs and assumptions of Tesla’s management, and are subject to risks and uncertainties that are difficult to predict. Many factors could cause actual results or events to differ materially from those anticipated, including: risks and uncertainties discussed in this communication and those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Tesla’s Annual Report on Form 10-K for the year ended December 31, 2018 and Tesla’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, subsequent Reports on Form 8-K, the Schedule TO relating to the offer and other filings Tesla makes with the Securities and Exchange Commission. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any forward-looking statements.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Maxwell Technologies common stock. On February 20, 2019, Tesla filed with the SEC a Tender Offer Statement on Schedule TO and a Registration Statement on Form S-4 and Maxwell Technologies filed with the SEC the Solicitation/Recommendation Statement on Schedule 14D-9, each as subsequently amended. Stockholders of Maxwell Technologies are urged to read the foregoing offer materials (including the prospectus/offer to exchange and the related letter of transmittal) because they contain important information that such stockholders should consider before making any decision regarding Tesla’s offer and the terms thereof. The foregoing offer materials are available for free at the SEC’s web site at www.sec.gov. Copies of the offer materials and Schedule 14D-9 may also be obtained free of charge from Georgeson LLC, the information agent for the offer, by writing Georgeson LLC, 290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by calling toll free at (888) 643-8150.